

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

<u>Via E-mail</u>
James A. Hyde
President
Lumos Networks Corp.
One Lumos Plaza
P.O. Box
Waynesboro, VA 22980

      Re: Lumos Networks Corp.
              Registration Statement on Form 10, as amended
              Filed May 16, 2011
              File No. 001-35180

Dear Mr. Hyde:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Larry Spirgel

                              Larry Spirgel
                              Assistant Director